UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    April 04, 2005                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       APRIL 4, 2005

                          EXPLORATION PROGRAM UNDERWAY
             AT THE LA TRINI SILVER-GOLD PROPERTY, JALISCO, MEXICO


VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY') (TSXV - TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, is pleased to report the start of the exploration program at the La Trini silver-gold property ("La Trini"). The La Trini Claims are located in the Jalisco silver belt about 100 kilometres northwest of Guadalajara, Jalisco State, Mexico.

The La Trini Property, under option by the Company, lies within the Hostotipaquillo mining district and is underlain by the Tertiary Sierra Madre Occidental volcanic province and younger intrusive rocks. The La Trini silver/gold mineralization outcrops within a gently dipping, tabular, silicified rhyolite breccia which will be evaluated by the Company for open-pit mining potential.

At La Trini an historical resource estimate was made in 1980 by Pincock, Allen & Holt Inc. ("PAH") an independent engineering consultancy firm. The resource estimate was based on the results from 26 diamond drill holes undertaken on behalf of NL Industries Inc. The estimate was calculated using vertical cross-sections constructed through the mineralized blocks at a spacing of 45m. Using a 2m minimum thickness at a cut-off grade of 32 g/t silver and a tonnage factor of 2.7 tonnes/cubic.metre a resource of 1,262,000 tonnes at a grade of 125 g/t silver and 1.24 g/t gold was calculated. Using the same calculation parameters with a cut-off grade of 125 g/t silver, the resource calculation gave 527,000 tonnes at a grade of 217 g/t silver and 2.5 g/t gold. Although PAH categorized these tonnes as reserves, the calculations are conceptual and insufficient exploration has been completed to define a NI 43-101 compliant mineral resource on the property. PAH identified two areas of concern namely the wide spaced drilling and poor core recovery in places through the mineralized intervals, giving rise to uncertainties in the grade and continuity of mineralization. The historical drilling did not delimit the margins of the silver/gold mineralization.

The target horizon containing the La Trini mineralization extends along strike for about 1,500m easterly to the Las Higueras silver prospect where the current owner has identified a further conceptual exploration target of up to 700,000 tonnes. Tumi's management believes that the entire zone covering the La Trini to Las Higueras mineralized zones is prospective for silver/gold mineralization and exploratory work has commenced. The work program will include a first phase program of remapping and sampling of surface outcrops and channel sampling of all accessible underground workings. On completion of this first phase, a large diameter reverse circulation drill program will be undertaken. The drill program is expected to commence in the latter part of this second quarter 2005.

Tumi's Qualified Person, David Henstridge, President, has reviewed the technical disclosure in this release.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.